

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 19, 2012

<u>Via Email</u>
Robert W. Chance
President and Chief Executive Officer
National Automation Services, Inc.
P.O. Box 531744
Henderson, NV 89053

     Re: **National Automation Services Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed April 16, 2012
              File No. 000-53755

Dear Mr. Chance:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Kevin L. Vaughn

                                     Kevin L. Vaughn
                                     Accounting Branch Chief